                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


FOCUS ON SUBSTANCE

HP LEADERS PRESENT UNIFIED FRONT ON COMPAQ MERGER DURING
SECURITY ANALYST MEETING

Key members of Hewlett-Packard's management team met with about 230 securities analysts and 45 reporters in New York City February 27 during the company's semiannual Security Analyst Meeting. Since this was HP's final opportunity to address this audience of influential analysts together before the shareowner proxy vote on March 19, leader after leader hammered home two very important messages.

First, while each HP business has been executing well in recent quarters on the company's business strategy, the potential merger with Compaq will significantly advance each business's market position -- while taking at least $2.5 billion out of HP's overall cost structure by the middle of FY04.

Second, each business can achieve far greater growth and synergy by leveraging off the capabilities, account penetration and market position of the other HP businesses than it can by operating independently.

Bob Wayman, chief financial officer, called the potential merger "a unique opportunity" to attempt to capture "significant revenue upsides" across the board, while using a disciplined approach to reduce cost structures dramatically. In concluding his portion of the seven hours of presentations and meetings, Wayman distilled the potential benefits of the merger into the type of numbers that would connect with both the analyst community and any shareowner.

Calling his estimate "conservative," he said that the potential benefit of the cost synergies was worth 60 cents of earnings per share (EPS), minus 12 cents EPS (representing the potential revenue loss while the integration is implemented). The result would be a net benefit of 48 cents EPS by the end of 2004.

FOCUS ON SUBSTANCE

During brief opening remarks, CEO Carly Fiorina quickly touched on the main issues that had been raised by the opposition to the merger, led by dissident board member Walter Hewlett.

"Amid all the noise around this merger, I want to focus your attention on the substance of our case," she said. "Our opposition would like to distract you because they cannot convince you on the substance."

The day before the analyst meeting was held, Hewlett's camp claimed that the rest of the HP board was misleading shareholders on the topic of the executive compensation that will be paid after the merger closes. Fiorina addressed her compensation directly.

"Let me be very clear -- our shareholders have every right to know the compensation of our executives, especially mine," she said. However, she continued, "We cannot disclose what has not been decided. We cannot disclose terms of contracts that do not exist."

She explained that the HP Board of Directors had decided to wait until after the merger closes to allow the Compensation Committee of the combined company's board "to determine a fair amount of compensation based on market data" and to establish measures "to ensure that equity is tied to performance."

INVITED TO THE TABLE

Fiorina was followed by Wayman; then Ann Livermore, president, HP Services; Duane Zitzner, president, Computing Systems; Vyomesh Joshi, president, Imaging and Printing Solutions; and Webb McKinney, the leader of HP's Merger Integration Team. Fiorina returned after the final presentation to answer questions and offer some closing remarks.

Each of the presidents offered reasons why the merger with Compaq would assist everything from revenue growth to employee morale. Saying that "size DOES matter," Livermore stated that the merger would vault HP Services from the No. 7 position worldwide all the way to the No. 3 services provider.

"No. 3 is a substantial difference in the minds of our customers," she said. "We will be invited to the table in a lot more deals just because of the perception that bigger is better."

She also said that she has talked face-to-face or in group meetings with about 80 percent of the 30,000 employees in her business since September 2001. She described them as "very excited about becoming part of a leading services company."

During his talk, Zitzner said the merger would make HP a powerhouse in enterprise computing, which in turn would lead to more sales in PCs, services, storage, and imaging and printing.

"The PC business is a very good business for HP to be in," he said. "I've stated that for some time and I firmly believe that. We want to get this business healthy and vibrant and we need this merger to get it done."

GOOD-BYE TO YESTERDAY'S RULES

Zitzner then invited Joshi to join him on stage so he could demonstrate an HP digital camera that connects to an HP Jornada handheld device. Zitzner explained that the Jornada could be loaded with e-mail addresses and, after taking a picture and placing the connected devices in a cradle linked to the Internet, a user could easily e-mail pictures to friends and relatives. The camera also will be equipped with Bluetooth or 802.11b wireless capability so it can instantly print pictures directly to certain HP inkjet or LaserJet printers.

Joshi picked up on the theme of interdependence by dismissing the notion that HP's imaging and printing could continue double-digit revenue growth without playing a role in the transformation of businesses -- and without partnering with other internal businesses such as HP Services.

"The future is all about unifying content creation and management -- the whole supply chain of the content," he said. "We were very successful in chapter one, but we really need to move to chapter two, which will be very different than what we have done in the past."

Joshi said that imaging and printing needs to go beyond "the box business" that has contributed so much to HP over the years. "We have to leverage with Ann's organization," he told the audience. "Right now, most of the work we do is with channel partners. We need relationships with CIOs (chief information officers) to help them save money and redesign business processes. We can save them substantial time and money and give them personalization and customization capability.

"But we can't do this with our current capabilities," he continued. "We have a profitable business and we can continue to grow at 5-6 percent with a box approach -- but we can't afford to do that."

Joshi said that the future of imaging and printing -- especially in targeted areas such as commercial printing -- is connected to the services and solutions business.

"We need to work with Ann and Duane's organizations and Compaq to make this transformation happen," he said. "This is the only way we can grow our business double-digit. We can't apply yesterday's rules to grow the business and our management team and our employees understand this."

A MILLENNIUM OF EXPERIENCE

Webb McKinney, who is leading the Integration effort from the HP side, opened his presentation with an interesting tidbit of information. "We added it up and we have a millennium of business experience on the integration team," he said. The team now comprises more than 600 full-time people from both HP and Compaq and is known by its short-hand reference, "The Clean Team." Since the team was launched last September, shortly after the merger was announced, the members have logged a total of more than 500,000 hours working on the intricacies and the basics of integrating two large companies.

McKinney shared his "10 Critical Success Factors," which include a well-defined acquisition strategy, a clear product roadmap, an unyielding focus on customers and day one readiness." The complete list is contained on two slides in HIS PRESENTATION [available on HP's internal web site and filed by HP with the Securities and Exchange Commission on February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934].

He showed an overhead that he referred to as "the layer cake slide" that showed at a high level what the post-merger organization will look like with a combination of businesses, horizontal processes and program specific functions.

In answering questions about why this particular merger could succeed when so many others have failed, McKinney cited the rigorous planning process, and the fact that we intend to "adopt-and-go." This means, for example, choosing a product roadmap, implementing it quickly and trying to keep as many teams together as possible. He also cited a great degree of common ground that he discovered working directly with Compaq people.

"I remember that one of our advisors came to me and he said that the only way he could tell an HP person from a Compaq person was by the brand of computer she was using," said Webb.

The team is still planning on being ready for day one implementation on April 1, which means that playbooks for sales reps and account teams will be ready, e-mail systems will be merged, customer calls will be sent to the right destination, websites will be synchronized and paychecks can be printed and delivered.

JUST FOUR QUESTIONS

When Fiorina returned to the stage to answer questions and summarize the meeting, it was nearing the close of the day, leaving slightly less than three weeks until the critical vote. What it all boils down to, she suggested, "is four questions that shareowners need to ask themselves:

1.   Does this specific transaction create market leadership?

2.   Does this specific transaction improve profitability and cash flow?

3. Is this specific transaction the result of a deliberate, comprehensive governance process?

4.   Can we execute this specific transaction?

"We are highly confident that the answers to these questions are: yes, yes, yes and yes. We believe this is our best alternative, our best course. We think our shareowners, our customers and our employees deserve leadership and growth.

"Now our shareowners need to choose."

                                      # # #

More information on the Security Analyst Meeting includes COMPLETE SET OF SLIDES [available on HP's internal web site and filed by HP with the Securities and Exchange Commission on

February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934] from the presenters and a VIDEO TESTIMONIAL [available on HP's external web site, www.VotetheHPway.com, and filed by HP with the Securities and Exchange Commission on February 28, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934] favoring the HP-Compaq merger from some industry heavyweights.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

                                    * * * * *